Exhibit (a)(5)(i)

Financial Media Contacts:
David Lanzillo, Kodak, +1 585-781-5481, david.lanzillo@kodak.com
Investor Relations Contacts:
Ann McCorvey, Kodak, +1 585-724-5096, antoinette.mccorvey@kodak.com
Angela Nash, Kodak, +1 585-724-0982, angela.nash@kodak.com
Kodak Announces Tender Offer for Any and All of its 3.375% Convertible Debt Securities Due 2033 at Par
ROCHESTER, N.Y., Sept. 18 — Eastman Kodak Company (NYSE: EK) is commencing today a tender offer to purchase for cash up to $575 million aggregate principal amount of its outstanding 3.375% Convertible Senior Notes due 2033 (the “2033 Notes”). The terms and conditions of the tender offer are set forth in the offer to purchase, the letter of transmittal and other related materials that will be distributed to holders of the 2033 Notes and filed with the Securities and Exchange Commission (the “SEC”) as exhibits to Kodak’s Schedule TO.
     Kodak is offering to purchase the 2033 Notes at a price equal to 100% of the principal amount of notes tendered, plus accrued and unpaid interest thereon up to, but not including, the date of purchase. The tender offer is scheduled to expire at 5:00 p.m., New York City time, on Monday, October 19, 2009, unless the tender offer is extended or terminated pursuant to the terms of the tender offer. Tendered 2033 Notes may be withdrawn at any time on or prior to the expiration date of the tender offer.
     Kodak expects to fund the purchase of the 2033 Notes tendered in the tender offer with the proceeds from its previously announced sale of senior secured notes and a private placement of its convertible notes.
     Completion of the tender offer is subject to, among other things, the successful completion of the private placement of its convertible notes and of the sale of senior secured notes. The tender offer is also subject to other customary conditions, as described in the offer to purchase. The tender offer is not conditioned upon any minimum principal amount of 2033 Notes being tendered.
     The dealer manager for the tender offer is Morgan Stanley & Co. Incorporated. The information agent for the tender offer is Georgeson, Inc., and the depositary is The Bank of New York Mellon. Holders of the 2033 Notes who have questions or would like additional copies of the tender offer documents may call the information agent at 800-248-7605. Banks and brokers may call 212-440-9800.

Kodak Announces Tender Offer / Page 2
     While Kodak’s board of directors has approved the tender offer, none of Kodak, its board of directors, the dealer manager, the information agent or the depositary is making any recommendation to any holder of 2033 Notes as to whether to tender or refrain from tendering any 2033 Notes. Kodak has not authorized any person to make any recommendation with respect to the tender offer. Holders of the 2033 Notes must decide whether to tender their 2033 Notes. In doing so, holders of the 2033 Notes should carefully evaluate all of the information in the offer to purchase, the letter of transmittal, and other related materials before making any decision with respect to the tender offer and should consult their own investment and tax advisors.
Forward-Looking Statements
This press release contains forward-looking statements, such as references to commencement and completion of the tender offer and the payment for 2033 Notes related thereto. These statements, including their underlying assumptions, are subject to risk and uncertainties and are not guarantees of future performance. Results may differ due to various factors, such as the possibility that noteholders may not tender their 2033 Notes in the tender offer, if we do not successfully complete the private placement and the sale of senior secured notes, or if other conditions to completion of the tender offer are not satisfied. For further details of these risks, you should read Kodak’s filings with the SEC, including its Schedule TO and the documents referred to therein when they become available.
The statements presented in this press release speak only as of the date of the release. Except as otherwise required by applicable law, Kodak does not undertake any obligation to publicly update its forward-looking statements based on events or circumstances after the date hereof.
Tender Offer Statement
This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any securities. The full details of the tender offer, including complete instructions on how to tender the 2033 Notes, are included in the offer to purchase, the letter of transmittal and other related materials (the “Tender Materials”), which are expected to be distributed to holders of Kodak’s 2033 Notes shortly. Holders of the 2033 Notes should read carefully the Tender Materials when they are available because they will contain important information. Holders of the 2033 Notes may obtain free copies of the Tender Materials when filed with the SEC at the SEC’s website at www.sec.gov. In addition, holders may also obtain a copy of these documents, free of charge, from Georgeson, Inc., the Company’s information agent for the tender offer.
In addition to the Tender Materials, Kodak files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Kodak at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Kodak’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.
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